
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 18, 2011
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 18, 2011, the MGE Energy Compensation Committee recommended, and the MGE Energy Board of Directors approved, the MGE Energy, Inc. Short-Term Incentive Plan, which establishes a framework for cash-based short-term incentive awards to officers and other employees of MGE Energy and its subsidiaries, including the named executive officers. Under the plan, an eligible participant may earn a cash incentive payment equal to a percentage or multiple of his or her annual base salary. The amount earned would depend upon how well specified performance goals are achieved during a calendar year performance period and would be paid prior to March 15 of the following calendar year.

It is expected that the performance goals for the 2011 calendar year performance period will consist of the following:

Description of Performance Goal	Weighting
Residential and commercial customer satisfaction measures	10%
Electric and gas service reliability	10%
Corporate earnings	20%
Other corporate goals, including, among other things, management of day-to-day operations, responsiveness to regulatory and legislative matters, cost containment efforts, capital project implementation, and maintaining a top position for debt ratings relative to other combination investor-owned utilities from either Standard & Poor's Ratings Services or Moody's Investors Service	30%
Divisional and individual goals, including, among other things, divisional projects and contributions to the accomplishment of broader corporate goals	30%

The achievement of the customer satisfaction, reliability, and earnings goals will be measured against defined threshold, target, and maximum levels of performance. The other corporate goals and divisional and individual goals will be based upon an evaluation by the independent directors of the degree to which the participants have accomplished the specified goals, some of which will be objective in nature and some of which will be subjective. Achievement of the targeted level of performance will result in a payment to the named executive officers ranging from 35% to 50% of their individual base salaries. The awards will provide for a payout of 50%, 100%, and 150% of the targeted award amount for achievement of the threshold, target, and maximum levels of performance.

In addition, on March 18, 2011, the MGE Energy Compensation Committee recommended, and the MGE Energy Board of Directors approved:

- an amendment of the MGE Energy, Inc. 2006 Performance Unit Plan to change the limitation on the maximum size of the annual performance unit award permitted to be made under that plan from 30% to 50% and

- an amendment to the currently outstanding awards under the Performance Unit Plan to provide for the continued vesting of those awards in the event of a bona fide retirement, provided the retired individual does not provide services to a competitor.

Under the Performance Unit Plan, eligible participants, which include the named executive officers, may receive awards of "performance units," which entitle the holder to receive a cash payment equal to the value of a designated number of shares of MGE Energy, Inc. common stock, plus dividend equivalent payments thereon, at the end of a five-year performance period. The plan provides for cash payments of earned awards. No shares of common stock are issued. Neither the Plan amendment nor the award amendment change the amount of the outstanding awards under the Performance Unit Plan currently held by the named executive officers.

Copies of the Short-Term Incentive Plan and the amendment to the 2006 Performance Unit Plan are filed as exhibits to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None

(b) Pro forma financial information: None

(c) Shell company transactions: None

(d) Exhibits. The following exhibits are being filed with this Current Report on Form 8-K:

Exhibit No.	Description
10.1	MGE Energy, Inc. Short-Term Incentive Plan.
10.2	Amendment Number One to MGE Energy, Inc. 2006 Performance Unit Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: March 24, 2011   /s/ Gary J. Wolter

Gary J. Wolter
Chairman, President and Chief Executive Officer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated March 18, 2011

Exhibit No.	Description
10.1	MGE Energy, Inc. Short-Term Incentive Plan.
10.2	Amendment Number One to MGE Energy, Inc. 2006 Performance Unit Plan.

EXHIBIT 10.1

MGE ENERGY, INC.
SHORT-TERM INCENTIVE PLAN

I.   Purposes

The purposes of the MGE Energy, Inc. Short-Term Incentive Plan (the "Plan") are to retain and motivate the officers and other employees of MGE Energy, Inc. and its subsidiaries who have been designated by the Board to participate in the Plan for a specified Performance Period by providing them with the opportunity to earn short-term incentive payments based upon the extent to which specified performance goals have been achieved or exceeded for the Performance Period.

II.   Definitions

"*Annual Base Salary*" shall mean for any Participant an amount equal to the rate of annual base salary in effect or approved by the Board or other authorized person at the time or immediately before performance goals are established for a Performance Period.

"*Award*" shall mean an award to which a Participant may be entitled under the Plan if the performance goals for a Performance Period are satisfied.

"*Board*" shall mean the members of the Company's Board of Directors who are "independent" under guidelines applicable to companies listed on the Nasdaq Stock Market.

"*Company*" shall mean MGE Energy, Inc., a Wisconsin corporation, and any successor thereto.

"*Participant*" shall mean an officer or other employee of the Company or any of its subsidiaries who is designated by the Board to participate in the Plan for a Performance Period, in accordance with Article III.

"*Performance Period*" shall mean each calendar year commencing on or after January 1, 2011 for which performance goals are established pursuant to Article IV.

"*Plan*" shall mean the MGE Energy, Inc. Short-Term Incentive Plan as set forth herein, as it may be amended from time to time.

III.   Administration

3.1.   *General*. The Plan shall be administered by the Board, which shall have the full power and authority to interpret, construe and administer the Plan and Awards granted hereunder. The Board's interpretation, construction and administration of the Plan and all its determinations hereunder shall be final, conclusive and binding on all persons for all purposes.

3.2.   *Powers and Responsibilities*. The Board shall have the following discretionary powers, rights and responsibilities in addition to those described in Section 3.1:

(a)   to designate the Participants for a Performance Period;

(b) to establish the performance goals and targets and other terms and conditions that are to apply to each Participant's Award; and

(c) to adopt, revise, suspend, waive or repeal, when and as appropriate, in its sole and absolute discretion, such administrative rules, guidelines and procedures for the Plan as it deems necessary or advisable to implement the terms and conditions of the Plan.

3.3. *Delegation of Power*. The Board may delegate some or all of its power and authority hereunder to the Compensation Committee of the Board or any executive officer of the Company or any of its subsidiaries as the Board deems appropriate.

IV.   Performance Goals

The Board shall establish for each Performance Period one or more objective performance goals for each Participant or for any group of Participants (or both).

V.   Terms of Awards

5.1. *Performance Goals and Targets*. At the time performance goals are established for a Performance Period, the Board also shall establish an Award opportunity for each Participant or group of Participants, which shall be based on the achievement of one or more specified targets of performance goals. The targets may be based upon the Participant's Annual Base Salary or a multiple thereof. In all cases, the Board shall have the sole and absolute discretion to reduce the amount of any payment with respect to any Award that would otherwise be made to any Participant or to decide that no payment shall be made. With respect to each Award, the Board may establish terms regarding the circumstances in which a Participant will be entitled to payment notwithstanding the failure to achieve the applicable performance goals or targets. Such circumstances may include, without limitation, a termination of a Participant's employment due to death or disability.

5.2. *Payments*. At the time the Board determines an Award opportunity for a Participant, the Board shall also establish the payment terms applicable to such Award. Such terms shall include when such payments will be made; *provided*, *however*, that the timing of such payments shall in all instances occur no later than the 15th day of the third month of the calendar year following the calendar year in which the Participant's right to payment ceased being subject to a substantial risk of forfeiture.

5.3. *Maximum Awards*. No Participant shall receive a payment under the Plan with respect to any Performance Period having a value in excess of seventy-five percent (75%) of such Participant's Annual Base Salary, which maximum amount shall be proportionately adjusted with respect to Performance Periods that are less than one year in duration.

VI.   General

6.1. *Effective Date*. The Plan shall, upon approval by the Board, become effective for Performance Periods beginning on and after January 1, 2011.

6.2. *Amendments and Termination*. The Board may amend the Plan as it shall deem advisable. The Board may terminate the Plan at any time.

6.3. *Non-Transferability of Awards*. No Award under the Plan shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company. Except to the extent permitted by the foregoing sentence, no Award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any such Award, such Award and all rights thereunder shall immediately become null and void.

6.4. *Tax Withholding*. The Company shall have the right to require, prior to the payment of any amount pursuant to an Award made hereunder, payment by the Participant of any Federal, state, local or other taxes which may be required to be withheld or paid in connection with such Award.

6.5. *No Right of Participation or Employment*. No person shall have any right to participate in the Plan. Neither the Plan nor any Award made hereunder shall confer upon any person any right to continued employment by the Company or any subsidiary or affiliate of the Company or affect in any manner the right of the Company or any subsidiary or affiliate of the Company to terminate the employment of any person at any time without liability hereunder.

6.6. *Designation of Beneficiary*. If permitted by the Company, a Participant may file with the Company a written designation of one or more persons as such Participant's beneficiary or beneficiaries (both primary and contingent) in the event of the Participant's death in the form and manner prescribed by the Company.

6.7. *Governing Law*. The Plan and each Award hereunder, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Wisconsin and construed in accordance therewith without giving effect to principles of conflicts of laws.

6.8. *Binding Effect*. The Plan shall be binding upon the Company and its successors and assigns and the Participants and their beneficiaries, personal representatives and heirs.

6.9. *Unfunded Arrangement*. The Plan shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating assets of the Company for payment of any benefit hereunder. No Participant shall have any interest in any particular assets of the Company or any of its affiliates by reason of the right to receive a benefit under the Plan and any such Participant shall have only the rights of an unsecured creditor of the Company with respect to any rights under the Plan.

EXHIBIT 10.2

**AMENDMENT NUMBER ONE
TO
MGE ENERGY, INC.
2006 PERFORMANCE UNIT PLAN**

WHEREAS, MGE Energy, Inc. (the "Company") has heretofore adopted and maintains a cash-settled performance unit plan titled the "MGE Energy, Inc. 2006 Performance Unit Plan" (the "Plan") for certain eligible employees of its operating subsidiary, Madison Gas and Electric Company; and

WHEREAS, the Company desires to amend the Plan to modify the size of awards limitation imposed by the Plan.

NOW THEREFORE, pursuant to the power of amendment contained in Section 11.10 of the Plan, the Plan is hereby amended, effective for Performance Periods (as defined in the Plan) beginning on and after January 1, 2012, as follows.

Section 5.2 of the Plan is hereby amended in its entirety to read as follows:

      5.2   <u>Limitation on Size of Awards</u>. Awards shall be targeted for each Performance Period to a percentage of a Participant's base salary, as determined separately by the Committee for each Participant using the Fair Market Value of the Company's Stock on the Grant Date. With respect to Awards for any Performance Period, the maximum Award made to any Participant shall not exceed 50% of that Participant's base salary, as measured on the Grant Date.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized officer this 18th day of March, 2011.

                MGE ENERGY, INC.

                By: /s/ Gary J. Wolter
                     Gary J. Wolter
                     Chairman, President and Chief Executive Officer